UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-11757

A.               Full title of the plan and the address of the plan, if different from that of the issuer named below:

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
615 J.B. Hunt Corporate Drive
Lowell, Arkansas  72745

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas  72745
(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2006 and 2005

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2006

Exhibits

23    -    Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 28, 2007	BY:	/s/ David G. Mee
David G. Mee
Member of the Retirement Plan Investment Committee

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered

Public Accounting Firm Thereon)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for  purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

June 25, 2007

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets	2006	2005
Cash	$314,745	$257,080
Investments, at fair value:
Mutual funds	160,473,167	132,225,591
Common/collective trust fund	63,556,516	61,092,672
Common stock – J.B. Hunt Transport Services, Inc.	79,563,120	90,503,125
Participant notes receivable	21,725,221	21,016,269
Common stock – Prudential Financial, Inc.	—	2,701,567
Total investments	325,318,024	307,539,224
Receivables:
Contributions:
Participants	903,012	534,523
Employer	473,889	172,987
Accrued investment income	51,695	30,612
Total receivables	1,428,596	738,122
Net assets available for benefits at fair value	327,061,365	308,534,426
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,230,500	1,182,798
Net assets available for benefits	$328,291,865	$309,717,224

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,688,021	$3,724,022
Interest and dividends	14,801,317	11,071,809
	18,489,338	14,795,831
Contributions:
Employer, net of forfeitures	8,502,389	7,918,969
Participants	28,020,616	26,992,757
	36,523,005	34,911,726
Total additions	55,012,343	49,707,557
Deductions from net assets attributed to:
Benefits paid to participants	36,240,105	35,454,723
Administrative expenses	197,597	179,314
Total deductions	36,437,702	35,634,037
Increase in net assets available for benefits	18,574,641	14,073,520
Net assets available for benefits:
Beginning of year	309,717,224	295,643,704
End of year	$328,291,865	$309,717,224

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)           Description of Plan

The following brief description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                       General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (“IRC”).  All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date.  Each employee that has completed one year of eligibility service is eligible to receive matching contributions.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  At December 31, 2006, the Plan had 16,665 eligible participants, of which 6,753 were active.

(b)                       Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the Internal Revenue Code).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions.  The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  No such additional amounts were contributed in 2006 or 2005.

(c)                       Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any additional contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service.  Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan.  If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan.  Prior to the completion of six years of vesting service, the vesting percentages are as follows:  0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years –

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

80%; 6 years – 100%.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participants account for claims of benefits, or pay Plan expenses.  Forfeitures for the years ended December 31, 2006 and 2005 amounted to approximately $873,000 and $599,000, respectively.  The Company used approximately $745,000 and $716,000 to reduce contributions to the Plan in 2006 and 2005, respectively.  Forfeitures remaining in the Plan at December 31, 2006 and 2005 were approximately $323,000 and $195,000, respectively.

(e)                       Investment Options

A participant may direct employee and any employer contributions into any of the following investment options:

Common/Collective Trust Fund:

Merrill Lynch Retirement Preservation Trust seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds:

Blackrock S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index.  The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange. The Index may also invest in derivative instruments linked to the S&P 500.

PIMCO Total Return Fund (Admin Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

PIMCO Real Return Fund (Admin Class) seeks to maximize real return consistent with preservation of real capital by normally investing at least 65% of its total assets in a non-diversified portfolio of inflation indexed government issued bonds.  The Fund may invest up to 35% of its total assets in other types of fixed income securities including those with foreign denominations.

ING International Value Fund (Class A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries.  The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries.  The advisor selects stocks that it judges to be selling at prices below the company’s intrinsic value.

Sentinel Small Company Fund (Class A) seeks growth of capital by investing mainly in common stocks of small- and medium-sized companies that management believes have attractive growth potential and are attractively valued.  The Fund invests at least 80% of its assets in stocks of companies with market capitalizations of less than $3 billion.  The median market capitalization

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

of Fund’s holdings is currently less than $1 billion.  Up to 25% of the Fund’s assets may be invested in securities within a single industry.  Income is not a factor in selecting stocks.

Van Kampen Growth and Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated investment grade at the time of purchase.

Columbia Small Cap Value Fund II (Class A) invests all of its assets in the Columbia Small Cap Value Master Portfolio (the Master Portfolio).  Generally, the Master Portfolio will invest primarily in stocks of U.S. companies within the Russell 2000 Value Index which are believed to have the potential for long-term growth.  The Master Portfolio seeks long-term growth of capital by investing in companies believed to be undervalued.

American Growth Fund of America (Class R4) seeks long-term growth of capital through a diversified portfolio of common stocks, emphasizing companies that appear to offer opportunities for growth and may include cyclical companies, depressed industries, turnaround and value situations.  The Fund may invest up to 15% of assets in securities of issuers domiciled outside the United States and not included in the Standard & Poor’s 500.

Merrill Lynch S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index.  The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.  This investment option was removed by the Plan in 2006.  All assets were transferred to the Blackrock S&P 500 Index Fund.

Dreyfus Premier Small Cap Value Fund (Class A) seeks investment returns consisting of both capital accumulation and income that are consistently superior to the Russell 2000 Value Index by investing at least 80% of its total assets in stocks of small- and mid-capitalization companies that are publicly traded in the United States. This investment option was removed by the Plan in 2006.  All assets were transferred to the Columbia Small Cap Value Fund II.

Common Stock:

J.B. Hunt Transport Services, Inc. – Contributions are invested exclusively in Company common stock.

Prudential Financial, Inc. – These shares resulted from the demutualization of Prudential during 2002.  These shares were distributed on a pro-rata basis to participating employees.  Employees could not purchase additional shares, but they could retain the existing shares. This investment option was removed by the Plan in 2006.  All Prudential shares were sold.  Employees who had invested in this option at the time of the sale were credited with the equivalent proceeds, which were reinvested at the employee’s direction.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(f)                         Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate, as shown in the Wall Street Journal Southwest edition on the first day of the calendar month in which the loan is made, plus one percent (9.25% at December 31, 2006; 5.0% to 10.5% for loans outstanding at December 31, 2006). Principal and interest is paid ratably through monthly payroll deductions.  A participant may only have two loans outstanding at any time.

(g)                      Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in participant contributions at fair value.

(h)                      Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

(i)                        Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan.  Administrative expenses not paid by the Company are paid from Plan assets.  All administrative expenses were paid by the Plan in 2006 and 2005.

(j)                         New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP concludes contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(2)                     Summary of Significant Accounting Policies

(a)                       Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

(b)                       Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value on December 31, 2006 and 2005.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Shares of Prudential and Company common stock are valued at quoted market prices.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.  Participant notes receivable are carried at the unpaid principal balance, which approximates fair value.  The cost of securities sold is determined by the weighted average cost method.

(c)                       Payment of Benefits

Benefits are recorded when paid.  Defaults on participant notes receivable are recorded as benefits paid to participants.

(d)                       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)                       Concentration of Credit Risk

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

 (3)                  Investments

The following table presents investments representing 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006		2005
	Shares		Shares
	or Units	Fair Value	or Units	Fair Value
Mutual Funds:
Van Kampen Growth & Income Fund	1,460,081	$32,238,599	1,382,245	$28,391,304
ING International Value Fund	1,586,537	32,650,927	1,241,281	22,194,109
Blackrock S&P 500 Index Fund	1,178,138	20,499,594	1,154,513	17,652,508
American Growth Fund of America	1,079,932	35,270,564	1,017,695	31,222,882
Common/Collective Trust -
Retirement Preservation Trust	64,787,016	63,556,516	62,275,470	61,092,672
Common Stock - J.B. Hunt
Transport Services, Inc. Common Stock	3,830,675	79,563,120	3,997,488	90,503,125
Participant Loans	—	21,725,221	—	21,016,269

During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2006	2005
Mutual funds	$9,903,243	$1,798,173
Common stock	(6,215,222)	1,925,849
	$3,688,021	$3,724,022

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

(5)                     Related Party Transactions

At December 31, 2006 and 2005, certain plan investments such as the common/collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates.  Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(6)                     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operating in compliance with the applicable requirements of the IRC.  In addition, the plan administrator is aware of certain operational issues of the Plan and is in the process of submitting an application under the Employee Plan Compliance Resolution System (“EPCRS”) to the IRS to maintain the qualified status of the Plan.  The Plan administrator and counsel for the Company expect that the final outcome of the EPCRS process will not have a material effect on the Plan’s financial statements.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)                     Plan Amendments

Effective May 1, 2006, the Plan was amended to allow for expanded use of forfeitures, clarify the circumstances required for a participant to receive a hardship distribution, and clarify the interest rate for participant notes receivable.  This amendment did not affect the net assets available for benefits for 2006 or 2005.

(8)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$328,291,865

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,230,500)
Net assets available for benefits per the Form 5500	$327,061,365

(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation of total additions per the financials statements to total income to the Form 5500:

December 31, 2006
Total additions per the financial statements	$55,012,343
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,230,500)
Total income per the Form 5500	$53,781,843

(Continued)

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Column (a)	Column (b)	Column (c)	Column (e)

		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value
*	Merrill Lynch:
	Retirement Preservation Trust	Common/Collective Trust	$ 63,556,516
	Blackrock S&P 500 Index Fund (Class I)	Mutual Fund	20,499,594
	PIMCO:
	Total Return Fund (Admin Class)	Mutual Fund	11,279,017
	Real Return Fund (Admin Class)	Mutual Fund	8,614,245
	ING International Value Fund (Class A)	Mutual Fund	32,650,927
	Sentinel Small Company Fund (Class A)	Mutual Fund	7,031,333
	Van Kampen Growth and Income Fund (Class A)	Mutual Fund	32,238,599
	Columbia Small Cap Value Fund II (Class A)	Mutual Fund	12,888,888
	American Growth Fund of America (Class R4)	Mutual Fund	35,270,564
*	J.B. Hunt Transport Services, Inc.
	Common Stock	Common Stock	79,563,120
*	Participant Loans	Interest rates ranging from
		5.0%-10.5% and various
		maturities	21,725,221
			$325,318,024
*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.